EXHIBIT 3.1

CERTIFICATE OF THE DESIGNATIONS,
POWERS, PREFERENCES AND RIGHTS
OF
SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK
OF
BLACKROCK, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

BlackRock, Inc. a Delaware corporation (the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the "Board of Directors") by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), there is hereby created, out of the 500,000,000 shares of preferred stock, par value $0.01 per share, of the Corporation authorized in Article Fourth of the Certificate of Incorporation (the "Preferred Stock"), a series of the Preferred Stock consisting of 150,000,000 shares, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, participating, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the Preferred Stock):

Section 1.         Designation of Amount.

The shares of Preferred Stock created hereby shall be designated the "Series B Convertible Participating Preferred Stock" (the "Series B Preferred Stock") and the authorized number of shares constituting such series shall be 150,000,000.  The Series B Preferred Stock shall rank pari passu in right of payment of dividends and distributions upon liquidation with the Corporation's Series A Convertible Participating Preferred Stock, Series C Convertible Participating Preferred Stock, and any other series of Preferred Stock of the Corporation that by its terms ranks pari passu in right of payment of dividends and/or distributions upon liquidation with the Series B Preferred Stock.

Section 2.         Dividends, Etc.

(a)           In the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock of the Corporation, the holder of each share of Series B Preferred Stock as of the record date established by the Board of Directors for such dividend or distribution on the Common Stock shall be entitled to receive dividends in an amount equal to the amount of the dividends or distribution that such holder would have received had the holder held one share of Common Stock as of the date immediately prior to the record date for such dividend or distribution on the Common Stock, such dividends to be payable on the same payment date established by the Board of Directors for the payment of such dividend or distribution on the Common Stock.  The record date for any such dividend shall be the record date for the applicable dividend or distribution on the Common Stock, and any such dividends shall be payable to the Persons in whose name the Series B Preferred Stock is registered at the close of business on the applicable record date.

(b)           No dividend shall be paid or declared on any share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on each share of Series B Preferred Stock in an amount determined as set forth above.  For purposes hereof, the term "dividends" shall include any pro rata distribution by the Corporation of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings, other than a distribution upon liquidation of the Corporation in accordance with Section 3 hereof.

(c)           No subdivision, combination, consolidation or reclassification shall be effected with respect to the Common Stock unless a proportionate subdivision, combination, consolidation or reclassification, effected in the same manner, is simultaneously effected with respect to each share of Series B Preferred Stock, and no subdivision, combination, consolidation or reclassification shall be effected with respect to the Series B Preferred Stock unless a proportionate subdivision, combination, consolidation or reclassification, effected in the same manner, is simultaneously effected with respect to each share of Common Stock.

(d)           Prior to declaring any dividend or making any distribution on or with respect to shares of Common Stock, the Corporation shall take all prior corporate action necessary to authorize the issuance of any securities payable as a dividend in respect of the Series B Preferred Stock.

Section 3.         Liquidation Preference.

(a)           In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the holders of the Series B Preferred Stock then outstanding shall be entitled to receive out of the available assets of the Corporation, whether such assets are stated capital or surplus of any nature, before any payment shall be made or any assets distributed to the holders of any class or series of the Common Stock or any other class or series of the Corporation's capital stock ranking junior as to liquidation rights to the Series B Preferred Stock, an amount on such date equal to $0.01 per share of Series B Preferred Stock, plus the amount of any declared but unpaid dividends thereon as of such date, calculated pursuant to Section 2 (the "Liquidation Preference").   If upon any Liquidation the assets available for payment of the Liquidation Preference are insufficient to permit the payment of the full preferential amounts described in this paragraph to the holders of the Series B Preferred Stock and any other class or series of the Corporation’s capital stock ranking pari passu as to liquidation rights to the Series B Preferred Stock, then all the remaining available assets shall be distributed pro rata among the holders of the then outstanding Series B Preferred Stock and then outstanding shares of any other class or series of the Corporation’s capital stock ranking pari passu as to liquidation rights to the Series B Preferred Stock in accordance with such series' respective liquidation preferences.

(b)           After the payment of the full preferential amount described in Section 3(a) due to the holders of shares of Series B Preferred Stock and  any other series of Preferred Stock ranking prior to the Common Stock as to distributions upon Liquidation, the remaining assets (if any) of the Corporation shall be distributed in accordance with the terms of the Certificate of Incorporation of the Corporation, which in the case of the Series B Preferred Stock shall be pro rata per share in accordance with the aggregate number of shares outstanding  among (i) the holders of the then outstanding shares of Series B Preferred Stock and any other series entitled to participate on the same basis, (ii) the holders of any other series of capital stock of the Corporation entitled to participate in accordance with the terms of their participation and (iii) the holders of the Common Stock and any other shares of capital stock of the Corporation ranking pari passu on a share for share basis with the Common Stock as to distributions upon Liquidation.

(c)           Neither the consolidation nor merger of the Corporation into or with any other entity, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a Liquidation; provided, however, that in any such transaction, to the extent that holders of Common Stock receive consideration other than voting securities, the holders of Series B Preferred Stock shall receive identical consideration per share, and to the extent that holders of Common Stock receive voting securities, the holders of Series B Preferred Stock shall receive non-voting securities that are otherwise identical to the securities received by holders of Common Stock; provided, further that if the aggregate consideration to be received by the holders of the Series B Preferred Stock in any such transaction would be less than what such holders would have received had such transaction been deemed to be a Liquidation, then such transaction shall be deemed to be a Liquidation within the meaning of this Section 3(c).

(d)           Any securities to be delivered to the holders of the Series B Preferred Stock pursuant to this Section 3 as a consequence of a Liquidation shall be valued at their Fair Market Value.

Section 4.         Voting Rights.  Except as otherwise provided by applicable law, the holders of outstanding shares of the Series B Preferred Stock shall have no voting rights.

Section 5.         Restrictions on Common Stock.  The Corporation shall not at any time effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, unless such subdivision, combination, consolidation or reclassification shall also apply in a like manner to the outstanding Series B Preferred Stock.

Section 6.         Automatic Conversion.  Each share of Series B Preferred Stock shall be automatically converted into one fully paid and non-assessable share of Common Stock upon the Transfer thereof by an initial holder thereof (an "Initial Holder") or any Affiliate of the Initial Holder other than to an Initial Holder or an Affiliate of an Initial Holder (except a broker-dealer affiliate in connection with a capital markets transaction).  Effective immediately upon the occurrence of the conversion, certificates theretofore evidencing shares of Series B Preferred Stock shall be deemed to evidence that number of shares of Common Stock issuable upon the conversion of such shares of Series B Preferred Stock. The Initial Holder shall give prompt notice to the Corporation of (i) any Transfer of any shares of Series B Preferred Stock, and shall indicate in such notice if the transferee is an Affiliate of the Initial Holder and (ii) any event or transaction pursuant to which any such transferee Affiliate then holding Series B Preferred Stock ceases to be an Affiliate of the Initial Holder.

Section 7.         No Optional Conversion.  At no time may any share of Series B Preferred Stock be converted at the option of the holder thereof.

Section 8.         Certain Definitions.  Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Certificate of Incorporation.  Solely for purposes of this Certificate of Designations, Powers, Preferences and Rights of the Series B Preferred Stock, the following terms shall have the following respective meanings herein:

"Board of Directors" has the meaning assigned to it in the introductory paragraph.

"Certificate of Incorporation" has the meaning assigned to it in the introductory paragraph.

"Corporation" has the meaning assigned to it in the introductory paragraph.

"Fair Market Value" means, as to any securities or other property, the cash price at which a willing seller would sell and a willing buyer would buy such securities or property in an arm's length negotiated transaction without time constraints. With respect to any securities that are traded on a national securities exchange or quoted on the Nasdaq National Market or the Nasdaq Small Cap Market, Fair Market Value shall mean the arithmetic average of the closing prices of such securities on their principal market for the ten consecutive trading days immediately preceding the applicable date of determination and with respect to shares of Series B Participating Preferred Stock shall be the same price per share as the Fair Market Value per share of the Common Stock.

"Independent Investment Banking Firm" means an investment banking firm of nationally recognized standing that in the reasonable judgment of the Person or Persons engaging such firm, taking into account any prior relationship with any Significant Capital Stockholder or the Corporation, is independent of such Person or Persons.

"Initial Holder" has the meaning assigned to it in Section 6 hereof.

"Liquidation" has the meaning assigned to it in Section 3(a) hereof.

"Liquidation Preference" has the meaning assigned to it in Section 3(a) hereof.

"Preferred Stock" has the meaning assigned to it in the introductory paragraph.

"Series B Preferred Stock" has the meaning assigned to it in Section 1 hereof.

"Total Voting Power" means the total number of votes entitled to be cast by the holders of the outstanding Capital Stock and any other securities entitled, in the ordinary course, to vote on matters put before the holders of the Capital Stock generally.

"Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Capital Stock or any interest in any Capital Stock; provided, however, that a merger, amalgamation, plan of arrangement or consolidation or similar business combination transaction in which a Person (or any controlled affiliate of such Person) who beneficially owns in excess of 20% of the Capital Stock issued and outstanding at such time (a “Significant Capital Stockholder”) is a constituent corporation (or otherwise a party including, for the avoidance of doubt, a transaction pursuant to which a Person acquires beneficial ownership of all or a portion of a Significant Capital Stockholder's outstanding Capital Stock, whether by tender or exchange offer, by share exchange, or otherwise) shall not be deemed to be the Transfer of any Capital Stock beneficially owned by such Person, provided that the primary purpose of any such transaction is not to avoid the provisions hereof.

[Execution Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by Daniel R. Waltcher, its Managing Director and Deputy General Counsel, this 26th day of February, 2009.

By:	/s/ Daniel R. Waltcher
	Name:	Daniel R. Waltcher
	Title:	Managing Director and
Deputy General Counsel

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